SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

LOCORR MANAGED FUTURES STRATEGY FUND

LETTER OF INVESTMENT INTENT

February 23, 2011

To the Board of Trustees of LoCorr Investment Trust:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the LoCorr Managed Futures Strategy Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

LoCorr Fund Management, LLC

                                                                                                     /s/ Jon C. Essen

By: Jon C. Essen

Its:  Chief Operating Officer